BlackRock MuniHoldings Quality Fund II, Inc. (the “Registrant”)

77(I)

Terms of new or amended securities

A copy of an amendment to the Articles Supplementary Establishing and Fixing the Rights and Preferences of the Fund’s Series W-7 Variable Rate Muni Term Preferred Shares is attached under sub-item 77Q1(a).